Exhibit 99.1

DHX MEDIA REPORTS FISCAL 2016 FIRST QUARTER RESULTS

48% Growth in Revenues; $15.2M Growth in Net Income

Halifax, NS, November 16, 2015 – DHX Media Ltd. (“DHX” or the “Company”) (NASDAQ: DHXM; TSX: DHX.A, DHX.B), a key player internationally in the production, distribution, broadcast and licensing of entertainment content for children and families, announces its unaudited financial results for the first quarter of fiscal 2016, ended September 30, 2015.

Highlights of Q1 2016:

(All amounts in Canadian dollars)

•	Revenues: up 48% to $63.9 million, from $43.0 million for Q1 2015;

•	Adjusted EBITDA[1]: up 34% to $18.4 million, from $13.7 million for Q1 2015; and

•	Net Income[1]: up to $7.5 million ($0.06/share), from a loss of $7.7 million ($0.06/share) for Q1 2015, and adjusted net income up 51% to $8.3 million ($0.07/share), from $5.5 million ($0.05/share) for Q1 2015.

1Adjusted EBITDA represents income of the Company before amortization, finance income (expense), taxes, development expenses and any impairments, share-based compensation expense, and adjustments for other identified charges. Adjusted Net Income adjusts net income (loss) for certain identified charges, net of the tax effect. (See the complete definition of Adjusted EBITDA and Adjusted Net Income in the Company’s Management Discussion and Analysis for Q1 2016 for full details).

Dana Landry, CEO of DHX Media, commented: “We continued to generate double- and triple-digit growth across key metrics this quarter, including strong organic growth. The streaming market is expanding globally into new territories such as China, and our scale and integrated platform of production, distribution, broadcast and licensing allows us to leverage key opportunities across this evolving media landscape. As our business units rise to meet the growing demand for DHX’s brands, this has translated into solid results.”

Dividend Declaration

On November 12, 2015 the board of directors approved a dividend for the quarter of $0.015, on each common voting share and variable voting share outstanding to the shareholders of record at the close of business December 4, 2015 to be paid December 29, 2015.

TORONTO 235 Carlaw, 5th Floor Toronto, ON M4M 2S1 +1.416.363.8034	HALIFAX 1478 Queen Street, 2nd Floor Halifax, NS B3J 2H7 +1.902.423.0260	LOS ANGELES Sunset Media Center 6255 West Sunset Blvd., Suite 800 Hollywood, CA 90028 +1.323.790.8840	VANCOUVER 190 Alexander Street, 6th Floor Vancouver, BC V6A 1B5 +1.604.684.2363	LONDON 3 Shortlands London, W6 8PP, UK +44.020.8563.6400

Analyst call details

The Company will hold a conference call for analysts to discuss its fiscal Q1 2016 financial results on Monday, November 16, 2015 at 8:00 a.m. ET. Media and others may access this call on a listen-in basis. Conference call details are as follows:

To access the call, please dial +1(888)231-8191 toll-free, or +1(647)427-7450 internationally. Please allow 10 minutes to be connected to the conference call.

Replay: Instant replay will be available beginning approximately two hours after the call on +1(855)859-2056 toll free, or +1(416)849-0833, and passcode 73005257, until 11:59 pm ET November 23, 2015.

Consolidated Statements of Income and Comprehensive Income Data

	Three Months Ended	Three Months Ended
	September 30, 2015	September 30, 2014
($000, except per share data)
Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) Data:
Revenues	63,910	43,031
Direct production costs and expense of film and television produced	(28,249)	(17,083)
Expense of book value of acquired libraries	(1,104)	(874)
Gross margin	34,557	25,074
Selling, general, and administrative	(17,276)	(11,953)
Amortization, finance and other expenses, net	(8,390)	(23,252)
Provision for income taxes	(1,367)	2,398
Net income (loss)	7,524	(7,733)

Cumulative translation adjustment	(3,830)	(2,893)
Comprehensive income (loss)	3,694	(10,626)
Basic earnings (loss) per common share	0.06	(0.06)
Diluted earnings (loss) per common share	0.06	(0.06)
Weighted average common shares outstanding (expressed in thousands)
Basic	123,987	119,894
Diluted for net income (loss)	126,290	119,894
Diluted for normalized net income	126,290	122,969

Normalized net income	8,321	5,535
Basic normalized earnings per common share	0.07	0.05
Diluted normalized earnings per common share	0.07	0.05

TORONTO 235 Carlaw, 5th Floor Toronto, ON M4M 2S1 +1.416.363.8034	HALIFAX 1478 Queen Street, 2nd Floor Halifax, NS B3J 2H7 +1.902.423.0260	LOS ANGELES Sunset Media Center 6255 West Sunset Blvd., Suite 800 Hollywood, CA 90028 +1.323.790.8840	VANCOUVER 190 Alexander Street, 6th Floor Vancouver, BC V6A 1B5 +1.604.684.2363	LONDON 3 Shortlands London, W6 8PP, UK +44.020.8563.6400

Q1 2016 Results

Revenues

Revenues for Q1 2016 were $63.91 million, up 48% from $43.04 million for Q1 2015. The increase in Q1 2016 was generally due to increases in distribution, which accounted for 19% of the growth (98% organic, 2% acquisitive), new media, producer and service fee revenue, which accounted for 37% of the growth (75% organic, 25% acquisitive), M&L-represented, which accounted for 18% of the growth (all organic growth), and acquisitive growth for DHX Television, which accounted for 23%.

Proprietary production revenues: Proprietary production revenues for Q1 2016 were $4.10 million, a decrease of 26% compared to $5.56 million for Q1 2015. For Q1 2016, the Company added 39.0 proprietary half-hours to the library up 26% versus 31.0 proprietary half-hours for Q1 2015. The proprietary production revenue was within Management's range for quarterly pacing provided in the 2015 Annual MD&A. The number of half-hours delivered was consistent with Management's expectations. The lower per half-hour proprietary production revenue was as expected as certain of the scheduled Q1 2016 proprietary production deliveries were for pre-sales for the Teletubbies and will be recognized when the license window opens, factoring in these pre-sales would bring the per half-hour proprietary production revenue in-line with historical norms. For Q1 2016, the Company added 30.0 half-hours for shows in intellectual property ("IP") rights for third party produced titles (Q1 2015-nil).

Distribution revenues: For Q1 2016, distribution revenues were up 40% to $14.03 million (1% acquisitive and 39% organic), from $9.99 million for Q1 2015, primarily due to the continuing growth of new digital customers, platforms, and territories and was at the midpoint of Management's quarterly pacing expectations. The results continued to benefit somewhat from the tail winds created by the weakening Canadian dollar relative to USD and GBP. For Q1 2016, amongst other key distribution deals for both linear and digital platforms, the Company closed a significant and previously announced deal with Zhejiang Tmall Network Co., Ltd (Alibaba). Also included in these figures are certain digital revenues such as advertising and subscription video on demand ("VOD") revenues, from multiple platforms including Amazon and YouTube. The net cash contribution from Google (Youtube.com) relationship for Q1 2016 was $1.93 million (gross revenue-$3.52 million), up 34% versus Q1 2015 of $1.44 million (gross revenue-$2.62 million).

Television revenues: For Q1 2016, television revenues were $18.82 million (Q1 2015-$13.99 million), which was at the high end of Management's quarterly expectations for DHX Television. DHX Television was owned for all of Q1 2016 (92 days versus 62 days of Q1 2015) accounting for the absolute increase. On a per day basis, this amounted to a 9% decrease, in-line, but at the high end of Management's expectations as per its revised strategy. Approximately 89% or $16.78 million of the television revenues were subscriber revenues, while advertising, promotion, and digital revenues accounted for a combined 11% or $2.04 million of the total television revenues.

TORONTO 235 Carlaw, 5th Floor Toronto, ON M4M 2S1 +1.416.363.8034	HALIFAX 1478 Queen Street, 2nd Floor Halifax, NS B3J 2H7 +1.902.423.0260	LOS ANGELES Sunset Media Center 6255 West Sunset Blvd., Suite 800 Hollywood, CA 90028 +1.323.790.8840	VANCOUVER 190 Alexander Street, 6th Floor Vancouver, BC V6A 1B5 +1.604.684.2363	LONDON 3 Shortlands London, W6 8PP, UK +44.020.8563.6400

M&L-owned (including music and royalties): For Q1 2016, the M&L-owned was $4.71 million, up 55% (32% acquisitive and 23% organic) as compared to $3.04 million for Q1 2015, as the Company continued to recognize revenues related to non-refundable minimum guarantees associated with Teletubbies and Twirlywoos M&L deals and also recognized revenues of $1.23 million associated with the 2015 Big Ticket Concert tour. M&L-owned revenues were below the low end of Management's quarterly expectations based on timing of recognition of certain minimum guarantees. Management expects to make this up in Q2 and Q3 2016 and be on track with annual expectations.

M&L-represented revenues: For Q1 2016, M&L-represented revenues were up $3.73 million to $6.71 million compared to Q1 2015 at $2.98 million, and were well above the high end of Management's Q1 2016 expectations, driven mainly by an exceptional performance of our represented brands Despicable Me and Minions in several territories; the results also benefited from tail winds created by the weakening Canadian dollar compared to the GBP.

Producer and service fee revenues: For Q1 2016, the Company earned $14.30 million for producer and service fee revenues, an increase of 115% (29% acquisitive and 86% organic) versus the $6.64 million from Q1 2015, well above the high end of Management's expectations. This increase was a result of a combination of the acquisition of Nerd Corps, and continued strong global demand for children's content.

New media revenues: For Q1 2016, new media revenues were up $0.39 million or 47% (9% acquisitive and 38% organic) to $1.23 million (Q1 2015-$0.84 million) based primarily on apps, games, and final UMIGO deliverables.

Gross Margin

Gross margin for Q1 2016 was $34.56 million, an increase in absolute dollars of $9.49 million or 38% compared to $25.07 million for Q1 2015. The overall gross margin for Q1 2016 at 54% of revenue was at the lower end of Management's quarterly expectations and was the result of slightly lower than expected margins for digital distribution deals and producer and service fee margins that were at the lower end of Management's quarterly expectations. Gross margins for DHX Television were 53% or $10.06 million, calculated as revenue of $18.82 million, less programming costs, third party fees, and other direct creative costs of $8.76 million and do not yet reflect the inventory cost savings expected as a result of the Company's rebranding efforts and new strategy. Gross margin for Q1 2016, including DHX Television, was calculated as revenues of $63.91 million, less direct production costs and expense of investment in film of $28.25 million and $1.10 million expense of book value of acquired libraries, (Q1 2015-$43.03 million less $17.08 million and less $0.87 million, respectively).

TORONTO 235 Carlaw, 5th Floor Toronto, ON M4M 2S1 +1.416.363.8034	HALIFAX 1478 Queen Street, 2nd Floor Halifax, NS B3J 2H7 +1.902.423.0260	LOS ANGELES Sunset Media Center 6255 West Sunset Blvd., Suite 800 Hollywood, CA 90028 +1.323.790.8840	VANCOUVER 190 Alexander Street, 6th Floor Vancouver, BC V6A 1B5 +1.604.684.2363	LONDON 3 Shortlands London, W6 8PP, UK +44.020.8563.6400

Operating Expenses (Income)

SG&A

SG&A costs for Q1 2016 increased 45% to $17.28 million compared to $11.95 million for Q1 2015. For Q1 2016, SG&A includes all of the SG&A associated with the DHX Television, Echo Bridge, and Nerd Corps acquisitions. SG&A also reflects increased levels of SG&A within DHX Brands and DHX Distribution as Management has continued to add resources in these areas to take advantage of the M&L opportunities associated with Teletubbies and Twirlywoos and the global expansion of digital distribution platforms. SG&A includes $1.09 million (Q1 2015-$0.61 million) in non-cash share-based compensation. When adjusted, cash SG&A at $16.19 million was just above the midpoint of Management’s quarterly SG&A expectations.

Adjusted EBITDA

For Q1 2016, Adjusted EBITDA was $18.37 million, up $4.65 million or 34% over $13.73 million for Q1 2015. Please see the "Use of Non-GAAP Financial Measures" and "Reconciliation of Historical Results to Adjusted EBITDA" sections of the MD&A for the definition and calculation of Adjusted EBITDA.

Please see DHX Media’s Q1 MD&A for fiscal 2016 for further details, available at www.dhxmedia.com or on www.sedar.com or www.sec.gov/edgar.

DHX Media’s complete financial statements are available at www.dhxmedia.com or on www.sedar.com. Unless noted otherwise, all dollar amounts included herein are stated in Canadian dollars.

About DHX Media Ltd.

DHX Media Ltd. (www.dhxmedia.com) is a key player internationally in the production, distribution, broadcast and licensing of entertainment content for children and families. Owner of the world's largest independent library of kids' and family content, at more than 11,000 half-hours, DHX Media is recognized globally for such brands as Teletubbies, Yo Gabba Gabba!, Caillou, In the Night Garden, Inspector Gadget, Make It Pop, Slugterra and the multiple award-winning Degrassi franchise. DHX Media is comprised of four main business units: DHX Studios creates high-quality original entertainment at its Vancouver and Halifax animation studios, its Toronto live-action studio, and in working with top international producers; DHX Distribution is a major provider of content to the global market; DHX Television, home to the Family suite of channels, is dedicated to delivering best-in-class programming to Canadian families; and DHX Brands specializes in creating, building and managing high-profile global entertainment brands within the children's and young-adult markets. DHX Media also owns the full-service international licensing agency, Copyright Promotions Licensing Group Ltd. (CPLG), which represents numerous entertainment, sport and design brands. DHX Media has offices in 15 cities worldwide, including Toronto, Vancouver, Halifax, Los Angeles, London, Paris, Barcelona, Milan, Munich, Amsterdam and Beijing. The Company is listed on the NASDAQ Global Select Market under the ticker symbol DHXM, and on the Toronto Stock Exchange under the ticker symbols DHX.A and DHX.B.

TORONTO 235 Carlaw, 5th Floor Toronto, ON M4M 2S1 +1.416.363.8034	HALIFAX 1478 Queen Street, 2nd Floor Halifax, NS B3J 2H7 +1.902.423.0260	LOS ANGELES Sunset Media Center 6255 West Sunset Blvd., Suite 800 Hollywood, CA 90028 +1.323.790.8840	VANCOUVER 190 Alexander Street, 6th Floor Vancouver, BC V6A 1B5 +1.604.684.2363	LONDON 3 Shortlands London, W6 8PP, UK +44.020.8563.6400

Disclaimer

This press release contains “forward looking statements” under applicable securities laws with respect to DHX including, but not limited to, the business strategies and operational activities of DHX and the future financial and operating performance of DHX and its subsidiaries. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results or events may differ materially from those expressed or implied by such forward looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risk factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company's Annual Information Form and annual Management Discussion and Analysis, which also form part of the Company’s annual report on Form 40-F filed with the United States Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

For more information, please contact:

Investor Relations, please contact:
David A. Regan – EVP, Corporate Development & IR, DHX Media Ltd.
david.regan@dhxmedia.com
+1 902-425-3814

Media, please contact:
Shaun Smith – Director, Corporate Communications, DHX Media Ltd.
shaun.smith@dhxmedia.com
+1 416-977-7230

TORONTO 235 Carlaw, 5th Floor Toronto, ON M4M 2S1 +1.416.363.8034	HALIFAX 1478 Queen Street, 2nd Floor Halifax, NS B3J 2H7 +1.902.423.0260	LOS ANGELES Sunset Media Center 6255 West Sunset Blvd., Suite 800 Hollywood, CA 90028 +1.323.790.8840	VANCOUVER 190 Alexander Street, 6th Floor Vancouver, BC V6A 1B5 +1.604.684.2363	LONDON 3 Shortlands London, W6 8PP, UK +44.020.8563.6400